EXHIBIT 12

AFLAC INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2002	2001

Fixed charges:
Interest expense	$4,420	$5,106
Rental expense deemed interest	133	118

Total fixed charges	$4,553	$5,224

Earnings before income taxes	$284,950	$274,201
Add back:
Fixed charges	4,553	5,224

Total earnings before income taxes
and fixed charges	289,503	279,425

Adjustments:
Realized (gains)/losses on investments	7,690	1,385
Change in fair value of the interest rate
component of the cross-currency swaps	4,410	(2,783)

Total adjustments	12,100	(1,398)

Total earnings before income taxes,
fixed charges and adjustments	$301,603	$278,027

Earnings before income taxes
and fixed charges	63.6x	53.5x

Earnings before income taxes,
fixed charges and adjustments	66.2x	53.2x

EXH 12-1